UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐    No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐    No   ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

October 28, 2011

Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary

Companies as of September 30, 20111

Third Quarter (Jul.-Sep.)	2010	2011	Variation	2011	Highlights
	(Ps. Billion)			(U.S.$Billion)
Total Sales	317.6	392.1	23.5%	29.2	èTotal sales amounted to Ps. 392.1 billion, continuing to show an upward trend due to international prices of hydrocarbons and to our stable production platform.
Gross Income	161.3	183.7	13.9%	13.7	èCrude oil production remained above 2.5 million barrels per day.
Operating Income	135.7	158.1	16.5%	11.8	èEBITDA, a proxy of cash flow, recorded an increase of 24.8% due to increased revenues.
Income before Taxes and Duties	155.6	133.0	-14.5%	9.9	èTaxes paid increased 35%, amounting to Ps. 214 billion (U.S.$15.9 billion).
Taxes and Duties	158.3	214.0	35.1%	16.0

èDuring the third quarter, PEMEX recorded a net loss of Ps. 81.0 billion, due to an exchange loss of Ps. 49.2 billion, caused by the depreciation of the Mexican peso against the U.S. dollar, as well as taxes and duties, which represented 55% of total revenues.

Net Income	(2.8)	(81.0)		(6.0)

Uses and Sources as of September 30, 2011

(Ps. MM)

(1)Before taxes.

(2)Excludes Financed Public Works Contract Program.

(3)Includes change of cash effect of Ps. 4,228 million.

1 PEMEX is providing this report to publish its preliminary financial and operational results for the third quarter of 2011. PEMEX encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of PEMEX's conference call announcing its third quarter results. All comparisons are made against the same period of the previous year unless otherwise specified. This call is to take place on October 28, 2011. Annexes, transcripts and relevant documents related to this call can be found at www.ri.pemex.com.

PEMEX

Operating Results

PEMEX

Main Statistics of Production

	Third quarter (Jul.-Sep.)
	2010	2011	Change
Upstream
Total Hydrocarbons (Mboed)	3,790	3,681	-2.9%	(109)
Liquid Hydrocarbons (Mbd)	2,613	2,576	-1.4%	(36)
Crude Oil (Mbd)	2,567	2,525	-1.6%	(42)
Condensates (Mbd)	46	51	13.0%	6
Natural Gas (MMcfd)(1)	7,155	6,501	-9.1%	(653)
Downstream
Dry Gas from Plants (MMcfd)(2)	3,578	3,689	3.1%	111
Natural Gas Liquids (Mbd)	380	386	1.6%	6
Petroleum Products (Mbd)(3)	1,363	1,304	-4.3%	(59)
Petrochemical Products (Mt)	1,497	1,311	-12.4%	(185)
(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals; Pemex-Exploration and Production and Pemex-Refining.

Upstream

Crude Oil Production	Crude oil production decreased by 1.6% as a result of:

•	delays in the completion of wells at Cantarell due to the fact that contracting of drilling equipment ran behind schedule, in consequence of longer tender processes;
•	maintenance of the Yuum K’ak’ Naab floating production storage and offloading (FPSO) unit;
•	unfavorable weather conditions caused by Tropical Storm Nate;
•	a natural decline in production at the Antonio J. Bermúdez and Jujo-Tecominoacan projects in the Southern Region; and
•	the increase of the oil-gas contact zone of the Ixtal-Manik and Caan projects in the Southwestern Region.

The above factors were partially offset by a 24% increase in production at the Aceite Terciario del Golfo (ATG) project. In addition, increases in production of light and extra-light crude oil were observed in the projects Ogarrio-Magallanes and Delta del Grijalva in the Southern Region, and at the Yaxche project in the Southwestern Marine Region.

Crude Oil Production (Mbd)	Crude Oil Production by Region 3Q11 (Mbd)

PEMEX Results Report as of September 30, 2011	2 / 22

PEMEX

Project Diversification	During the first nine months of 2011, Cantarell’s production represented 20% of total crude oil output, and the average monthly rate of decline decreased to 1%, its lowest rate in the last four years.

Main Crude Oil Production Assets

January-September 2004 vs January-September 2011

(Mbd)

APC:Abkatún-Pol Chuc; KMZ: Ku-Maloob-Zaap; BJ: Bellota Jujo;

LT: Litoral de Tabasco; SL: Samaria Luna

Crude Oil Production by Asset

(Mbd)

PEMEX continues to implement measures to stabilize production and increase the hydrocarbon recovery factor of Cantarell.

Cantarell’s Average Monthly Rate of Decline

(Mbd)

PEMEX Results Report as of September 30, 2011	3 / 22

PEMEX

Natural Gas Production	Total natural gas production decreased by 7.9%,[2] primarily as a result of:

•	a decrease in associated gas production, due to a decline in production of the Antonio J. Bermúdez Asset in the Southern Region, and at the Cantarell Asset in the Northeastern Marine Region; and
•	a decrease in non-associated gas production in the Burgos and Veracruz Assets of the Northern Region.

This decrease was partially offset by an increase in production at the Litoral de Tabasco Asset in the Southwestern Marine Region, and at the ATG Asset of the Northern Region.

Natural Gas Production

(MMcfd)

Natural Gas Production by Asset (MMcfd)	Natural Gas Production by Type of Field 3Q11 (MMcfd)

[2]	Does not include nitrogen.

PEMEX Results Report as of September 30, 2011	4 / 22

PEMEX

Gas Flaring	Gas flaring decreased by 48%, primarily due to:

•	the installation of infrastructure on marine platforms for the handling and transportation of gas;
•	the implementation of strategies to strengthen operational reliability; and
•	the execution of strategies at Cantarell to optimize the exploitation of wells with high gas content.

Gas Flaring

Operational Infrastructure	PEMEX continues to focus on conducting a more efficient drilling strategy, which relies on a greater use of technology and information and is oriented towards generating increased value.

•

As of September 30, 2011, the total number of operating wells increased by 5.7% due to the incorporation of onshore drilling rigs at the Antonio J. Bermúdez and Delta del Grijalva Assets, in the Samaria Somero Project of the Southern Region, and in the ATG Project of the Northern Region.

•

During the third quarter of 2011, the completion of wells decreased by 61 wells, as compared to the same quarter of 2010. This decrease was due to (i) changes in development drilling strategies at the ATG and Burgos projects; and (ii) and an increase in drilling time of exploratory wells in the Southern Region.

Average Operating Wells	Average Operating Wells by Type of Field 3Q11

PEMEX Results Report as of September 30, 2011	5 / 22

PEMEX

Completed Wells

Average Operating Drilling Rigs	Average Drilling Rigs by Type 3Q11

Seismic Information	During the third quarter of 2011, 2D seismic data acquisition decreased by 6.5% as a result of decreased seismic data acquisition activities in the Northern Region, as the information obtained during the previous quarters is now being analyzed.

3D seismic data acquisition increased by 257% due to increased exploratory activities in the deep waters of the Gulf of Mexico.

Seismic Information	3D Seismic Information 3Q11

PEMEX Results Report as of September 30, 2011	6 / 22

PEMEX

Discoveries	PEMEX carried out successful production tests in the exploratory well Kinbe-1 (Ruta del Sol), which confirm the existence of a new light crude oil deposit (37° API). The oil and gas field is located northwest of Ciudad del Carmen, Campeche, in waters measuring 22 meters deep. The success of this new discovery supports the petroleum potential of the zone, where the Crudo Ligero Marino Project is also being developed.

In addition, gas and condensates discoveries were made at the well Bocaxa-1 in the Burgos Asset.

PEMEX Main discoveries from July 1 to September 30, 2011

Project	Well	Geologic age	Initial production		Type of hydrocarbon
			Crude and condensates (bd)	Gas (MMcfd)
Litoral de Tabasco	Kinbe-1	Upper Jurassic Kimmeridgian	5,679.0	9.1	Light crude oil and gas
Burgos	Bocaxa-1	Eocene	144.0	1.5	Gas and condensates

PEMEX Results Report as of September 30, 2011	7 / 22

PEMEX

Upstream Projects

Integrated Contracts	On August 18, 2011, PEMEX awarded the first round of Integrated Contracts for mature fields in the Southern Region to the following bidders:

•	the Magallanes and Santuario fields were awarded to Petrofac Facilities Management; and
•	the Carrizo field was awarded to Administradora de Proyectos de Campos (APC).

However, on October 19, 2011, after the winning company APC failed to comply with legal requirements of the agreement, PEMEX canceled the contract. Consequently, this contract was reassigned to Dowell Schlumberger de México S.A., which had submitted the second-lowest bid in the public tender carried out on August 18, 2011.

The bidding process raised great interest among companies in the industry, both domestic and international. A total of 53 bid packages were acquired by 27 companies for the three contractual areas.

Together the 3 fields awarded hold 3P reserves of 207 MMboe and currently produce 14 Mbd. Their production is expected to reach a total of 55 Mbd once these contracts come into effect.

The outcome of this round has been favorable and has fulfilled the purpose of obtaining better production costs.

A second round of Integrated Contracts for 6 mature fields in the Northern Region is expected to be launched during the fourth quarter of 2011. The necessary aggregate investment for these 6 blocks would be greater than U.S.$2.0 billion, and is expected to increase production by approximately 70 Mbd.

Storage Capacity	PEMEX has put in service a crude oil storage tank with a capacity of 500 million barrels at the Pajaritos Maritime Terminal, which will help to increase operational reliability and reduce maneuvering costs, as well as alleviate storage capacity in Dos Bocas, Tabasco. This new tank is a vertical storage tank with a floating roof, which prevents exhaust emissions and complies with safety and environmental standards.

Reorganization of Pemex-Exploration and Production Structure	On September 20, 2011, the Board of Directors of Pemex-Exploration and Production approved the reorganization of its internal structure, in order to reinforce the achievement of the objectives stated in PEMEX’s Business Plan and to generate greater sustainable value. The following are the main changes in the new organizational structure:

•	Incorporate exploratory activities in the new Deputy Director’s Office of Exploration.
•	Create a new Deputy Director’s Office of Field Development.
•	Focus Assets towards hydrocarbon production.
•	Integrate infrastructure maintenance and logistics activities of all regions under one Deputy Direction.
•	Focus on drilling execution by the new Drilling Business Unit.
•	Strengthen site construction area.
•	Create an area of technical resources management.

PEMEX Results Report as of September 30, 2011	8 / 22

PEMEX

Downstream

Crude Oil Processing	Total crude oil processing decreased by 2.2%, as a result of:

•	maintenance and repairs in the National Refining System (NRS);
•	power outages in the Madero and Salina Cruz refineries; and
•	primary services outages at the Salina Cruz Refinery.

Primary distillation capacity decreased by 2.7 percentage points, as a result of a lower utilization of plants and due to the start-up and stabilization of operations in the Primary Maya plant at Minatitlán.

Crude Oil Processing and Petroleum Products Production

(Mbd)

Production of Petroleum Products	Petroleum products production decreased by 4.3%, as a result of:

•	Lower crude oil processing due to scheduled and non-scheduled maintenance; and
•	Services outages.

Petroleum Products Production

(Mbd)

Variable Refining Margin	The NRS recorded a variable refining margin of U.S.$-2.31 per barrel, U.S.$0.90 per barrel below the margin recorded during the third quarter of 2010. This decrease is primarily explained by the volatility in the prices of crude oil and petroleum products in the international markets due to current political and social unrest, as well as macroeconomic factors.

PEMEX Results Report as of September 30, 2011	9 / 22

PEMEX

Variable Refining Margin (U.S.$/b)

Natural Gas Processing and Production	Total natural gas processing increased by 1.8%, primarily due to the greater availability of sweet wet gas. Moreover, condensates processing increased by 12.6% due to increased production from the Marine and Northern Regions.

As a result, dry gas and natural gas liquids production increased by 3.1% and 1.6% respectively, as compared to the third quarter of 2010.

Natural Gas Processing (MMcfd)	Dry Gas and Natural Gas Liquids Production

Petrochemicals Production	The production of petrochemical products decreased by 12.4%, in line with the company’s strategy of channeling production into the most profitable chains. Accordingly:

•	production in the methane derivatives chain recorded an increase of 19%;

•	production in the aromatics and derivatives chain decreased as a result of a reduction in the gasoline component used in manufacturing, in response to increased input costs;

•	production of the propylene and derivatives chain decreased due to a decrease in demand for these products; and

•	production in the ethane derivatives chain decreased due to unplanned downtimes caused by auxiliary maintenance.

Petrochemicals Production (Mt)

PEMEX Results Report as of September 30, 2011	10 / 22

PEMEX

Downstream Projects

Stabilization of the Minatitlán Refinery	The reconfiguration works at the Minatitlán Refinery concluded during the second quarter of 2011, and production at the new plants is expected to stabilize during the last quarter of this year. Therefore, an increase in crude oil processing and production of light and middle distillate petroleum products is expected by the end of 2011.

Reversed Auction for Purchases of Imported LPG	On August 25, 2011, Pemex-Gas and Basic Petrochemicals (PGPB), as part of a new strategic framework regarding management and transparency which aims towards the achievement of better price opportunities in the international markets, announced new strategies for the acquisition of liquefied petroleum gas (LPG), including reversed auctions and multiannual contracts.

On October 12, 2011, in line with the new strategies described above, MGI Trading Ltd. (international subsidiary) and Regional Market Makers Inc. (Aklara) disclosed the requirements of the reversed auction process for the import of LPG volumes between 228 and 925 Mt. The process is expected to end on November 4, 2011, the date on which the contract will be awarded. The supplier who offers the lowest price in the auction will be the one selected.

New First-Hand Sales Contracts	As of October 28, 2011, a total of 9,137 gas stations or 92.6% of the country’s network, have signed the new First-Hand Sales Contracts, in compliance with new regulations promulgated under the 2008 Energy Reform.

These new contracts contemplate the implementation of measures aimed at increasing safety in gas stations, improving environmental protection and most importantly, favoring end users, who will benefit from better customer service.

In order to facilitate contract adoption, the Ministry of Energy and Pemex-Refining decided to extend the deadline from September 30, 2011 to January 31, 2012.

PEMEX Results Report as of September 30, 2011	11 / 22

PEMEX

Financial Results

PEMEX

Consolidated Income Statement

	Third quarter (Jul.-Sep.)
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Total sales	317,568	392,136	23.5%	74,568	29,217
Domestic sales	171,338	201,400	17.5%	30,063	15,006
Exports	144,746	189,431	30.9%	44,684	14,114
Services income	1,484	1,305	-12.1%	(179)	97
Cost of sales	156,258	208,404	33.4%	52,147	15,527
Gross income	161,310	183,732	13.9%	22,421	13,689
General expenses	25,575	25,648	0.3%	73	1,911
Transportation and distribution expenses	7,832	8,881	13.4%	1,049	662
Administrative expenses	17,743	16,767	-5.5%	(976)	1,249
Operating income (loss)	135,736	158,084	16.5%	22,348	11,778
Other revenues (expenses)	12,737	41,393	225.0%	28,657	3,084
IEPS accrued	13,900	42,458	205.5%	28,558	3,163
Other	(1,163)	(1,065)	8.4%	98	(79)
Comprehensive financing result	6,862	(67,202)	-1079.3%	(74,065)	(5,007)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	255	763	198.9%	508	57
Income before taxes and duties	155,590	133,038	-14.5%	(22,553)	9,912
Taxes and duties	158,348	214,003	35.1%	55,654	15,945
Net income	(2,758)	(80,965)	-2835.4%	(78,207)	(6,032)

Sales	The 23.5% sales increase was primarily the result of:

•

an increase of 45.9% in the price of the Mexican crude oil basket, from U.S.$69.31 per barrel in the third quarter of 2010, to U.S.$101.15 per barrel in the same period of 2011. This was partially offset by a 4.1% decrease in the volume of crude oil exports, which recorded an average volume of 1,302 Mbd during the quarter;

•	an increase of 43.6% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S. $196.76 per gallon to U.S. $282.59; and
•

higher prices for domestic products sold were recorded, including gasolines (Magna 12%, Premium 5%), diesel (12%), fuel oil (38%), jet fuel (37%) and asphalt (18%). Additionally, increases in sales volumes of the following products were recorded, premium gasoline (6%), diesel (3%), fuel oil (20%) and asphalt (7%).

Sales Evolution (Ps. MM)

PEMEX Results Report as of September 30, 2011	12 / 22

PEMEX

Exports (Ps. MM)	Crude Exports by Region

Domestic Sales (Ps. MM)	Domestic Sales of Petroleum Products

Operating Costs and Expenses	The 33.4% increase recorded in cost of sales during the third quarter of 2011 is primarily explained by:

•	a 50.7% increase in purchases for resale, due to higher prices of hydrocarbons and its derivatives;

•

a 29.6% increase in operating expenses due to increases in the costs of personal services, materials, services payable to third parties and insurance, and guarantee letters. These increased expenses were partially offset by an 86.6% decrease in fees paid to third parties; and

•	a 63% increase of in exploration expenses, as well as a 49.8% increase in preservation and maintenance expenses.

The previous was partially offset by decreases of 3.7% in amortizations, 3.6% in the net cost of employee benefits during the period, and 1.9% in the cost of non-successful wells.

General expenses, which are composed of distribution expenses and administrative expenses, increased by 0.3%.

Distribution expenses increased by 13.4%, as a result of:

•

an increase of 28.6% in operating expenses, due to increases in the costs of personal services, materials and other operations expenditures, which were partially offset by a decreases in fees paid to third parties, as well as services payable to third parties; and

•	decreases of 5% in depreciation and 3% in the net cost for the period of employee benefits.

PEMEX Results Report as of September 30, 2011	13 / 22

PEMEX

In addition, administrative expenses decreased by 5.5% due to:

•	A decrease in medical service expenses, services and fees paid to third parties, as well as leasing and royalties costs. This was partially offset by an increase in the cost of personal services.
•	A decrease of 8.4% in depreciation expense during the period.
•	The previous was partially offset by an increase of 2.1% in the net cost for the period of employee benefits.

Other Revenues	Other revenues recorded an increase of 225.0% as a result of a 205.5% increase in the IEPS[3] credit, which was partially offset by an increase in other sundry expenses.

Operating Costs and Expenses

(Ps. MM)

Comprehensive Financing	The comprehensive financing result recorded a variation of Ps. 74.1 billion as a result of:
Result	• higher interest expense, as a result of the financial instruments valuation; and
•	an increase in exchange loss, due to a greater depreciation of the Mexican peso against the U.S. dollar, as compared to the depreciation recorded during the same period of the previous year.

Comprehensive Financing Result

(Ps. MM)

[3]	IEPS means Impuesto Especial sobre Producción y Servicio (Special Tax on Production and Services).

PEMEX Results Report as of September 30, 2011	14 / 22

PEMEX

Taxes and Duties	Taxes and duties increased during the third quarter of 2011 primarily a result of:

1.	Higher reference prices of the Mexican crude oil basket which increased by 45.9% in the third quarter of 2011, as compared to the same period of 2010, from U.S. $69.31 per barrel to U.S. $101.15 per barrel.

2.	The former was partially offset by the accrued amount of IEPS credit.

Evolution of Taxes and Duties (Ps. MM)	Taxes and Duties (Ps. MM)

Net Income	During the third quarter of 2011, PEMEX recorded a net loss of Ps. 81.0 billion (U.S.$6.0 billion) as a result of a negative comprehensive financing result of Ps. 67.2 billion. This was partially offset by an increase in sales and other revenues.

Net Loss Evolution

(Ps. MM)

* Includes sharing in non-consolidated subsidiaries, affiliates and others.

PEMEX Results Report as of September 30, 2011	15 / 22

PEMEX

Consolidated Balance Sheet as of September 30, 2011

PEMEX Consolidated Balance Sheet
	As of Dec. 31, 2010	As of Sept 30, 2011	Change		2011
	(Ps. MM)				(U.S.$ MM)

Total assets	1,392,715	1,472,095	5.7%	79,379	109,680
Current assets	313,429	342,234	9.2%	28,805	25,499
Cash and cash equivalents	133,587	128,297	-4.0%	(5,290)	9,559
Accounts, notes receivable and other	141,805	170,063	19.9%	28,259	12,671
Inventories	38,038	43,873	15.3%	5,836	3,269
of products	32,738	39,473	20.6%	6,735	2,941
of materials	5,299	4,400	-17.0%	(899)	328
Investment in securities	11,116	32,340	190.9%	21,224	2,410
Property, plant and equipment	1,061,388	1,088,823	2.6%	27,435	81,124
Other assets	6,782	8,698	28.2%	1,916	648

Total liabilities	1,506,499	1,649,432	9.5%	142,934	122,893
Current liabilities	207,254	248,754	20.0%	41,500	18,534
Short-term debt	89,555	106,504	18.9%	16,950	7,935
Suppliers	43,474	57,862	33.1%	14,388	4,311
Accounts and accrued expenses payable	21,659	26,056	20.3%	4,398	1,941
Taxes and duties payable	52,566	58,331	11.0%	5,765	4,346
Long-term liabilities	1,299,245	1,400,679	7.8%	101,434	104,359
Long-term debt	575,171	616,955	7.3%	41,784	45,967
Reserve for sundry creditors and others	55,493	58,861	6.1%	3,367	4,385
Reserve for employee benefits	661,365	718,109	8.6%	56,744	53,504
Deferred taxes	7,216	6,754	-6.4%	(461)	503
Total equity	(113,783)	(177,338)	55.9%	(63,554)	(13,213)
Total liabilities and equity	1,392,715	1,472,095	5.7%	79,379	109,680

PEMEX Results Report as of September 30, 2011	16 / 22

PEMEX

Working Capital	Current Assets increased by Ps. 28.8 billion from January 1 to September 30, 2011.
Current liabilities increased by 20%, primarily due to an increase in short-term debt of Ps. 16.9 billion, an increase of Ps. 14.4 billion in accounts payable to suppliers, an increase of Ps. 4.4 billion in accounts and accrued expenses payable and an increase of Ps. 5.8 billion in taxes and duties payable.

Working Capital

(Ps. MM)

Debt	Total debt increased by 8.8% primarily due to a 7.4% depreciation of the Mexican Peso against the U.S. dollar during the first nine months of 2011.

Debt

(Ps. MM)

PEMEX Results Report as of September 30, 2011	17 / 22

PEMEX

Debt

(Ps. MM)

*Includes derivative financial instruments.

Average Life

(years)

*Includes Derivative Financial Instruments.

Financing Activities

Capital Markets	•	On July 20, 2011, Petróleos Mexicanos reopened U.S.$1.0 billion of its 5.50% Notes paid semi-annually and due in January 2021, which were issued in July 2010.

•	On September 27, 2011, Petróleos Mexicanos issued Ps. 10.0 billion of Certificados Bursátiles (publicly traded notes) in two tranches:

¡	Ps. 7.0 billion due in 2017, at TIIE + 24 basis points; and

¡	the equivalent of approximately Ps. 3.0 billion, denominated in UDIs (Investment Units) due in 2021, at a 3.55% semi-annual fixed coupon.

•	On October 12, 2011, Petróleos Mexicanos reopened U.S.$1.25 billion of its 6.500% Bonds paid semi-annually and due in June 2041, which were issued in May 2011.

The proceeds from these placements will be used to finance investment projects and for debt refinancing.

ECAs	On September 23, 2011, Petróleos Mexicanos borrowed U.S.$0.8 billion from a credit line guaranteed by the Norway GIEK Export Credit Agency (ECAs).

PEMEX Results Report as of September 30, 2011	18 / 22

PEMEX

Liquidity Management	As of September 30, 2011, Petróleos Mexicanos holds liquidity management credit lines for U.S.$3.5 billion, U.S.$3.25 billion of which are available.

Sacyr-PEMEX Shareholder’s Agreement	PEMEX has been a partner of Repsol since 1979. After an invitation extended by the Spanish government PEMEX acquired shares from Petróleos del Norte (Petronor) with the purpose of establishing a strategic collaborative relationship between the two companies. In addition, PEMEX has been part of Repsol’s Board of Directors in an effort to create more value for shareholders and in consequence of its assets.

On August 29, 2011, PEMEX and Sacyr Vallehermoso, Repsol’s largest shareholder, signed a Shareholder’s Agreement to syndicate their voting rights on important decisions taken regarding Repsol. Among other topics, PEMEX and Sacyr-Vallehermoso agreed on the goals of:

•	Maintaining Repsol as an independent Spanish company.
•	Concentrating on international best practices regarding corporate governance and corporate social responsibility.
•	Efficient management of Repsol and of companies in which it holds shares.
•	Promoting coordination and create synergies.
•	Representation of shareholders before the management and governing bodies of Repsol, according to its shareholder weight.

Under this agreement, during the third quarter of 2011, PMI Holdings B.V., a wholly-owned subsidiary of Petróleos Mexicanos, purchased in the open market a total of 57,204,240 shares of Repsol YPF, S.A., which represent 4.686% of the company. The transaction cost approximately €1.2 billion, 70% of it has been financed with a new debt facility, while 30% of it came from own resources, without affecting Petróleos Mexicanos’ investment budget. With this acquisition PEMEX increased its economic and voting rights in Repsol YPF, S.A. from 4.806% to 9.492%.

PEMEX Results Report as of September 30, 2011	19 / 22

PEMEX

PEMEX

Consolidated Statements of Cash Flows

	As of Sep. 30,
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Net income before income taxes	463,074	564,878	22.0%	101,804	42,087
Activities related to investing activities:	79,830	80,825	1.2%	996	6,022
Depreciation and amortization	70,422	70,934	0.7%	512	5,285
Impairment of properties, plant and equipment	2,330	3,919	68.2%	1,590	292
Profit sharing in non-consolidated subsidiaries and affiliates	(369)	(1,045)	-183.2%	(676)	(78)
Unsuccessful wells	5,666	4,167	-26.5%	(1,500)	310
Impairment of properties, plant and equipment	1,781	2,850	60.1%	1,070	212
Activities related to financing activities:	10,620	72,797	585.5%	62,177	5,424
Income (loss) from foreign exchange fluctuations	(23,624)	48,892	307.0%	72,516	3,643
Interest income (loss)	34,243	23,904	-30.2%	(10,339)	1,781

	553,524	718,500	29.8%	164,977	53,533
Funds provided by (used in) operating activities:	(453,677)	(584,006)	-28.7%	(130,328)	(43,512)
Financial instruments	2,001	4,980	148.9%	2,980	371
Accounts and notes receivable	(24,489)	(33,870)	-38.3%	(9,381)	(2,524)
Inventories	1,180	(5,836)	-594.5%	(7,016)	(435)
Other assets	(7,958)	(1,916)	75.9%	6,042	(143)
Accounts payable and accrued expenses	3,663	5,369	46.6%	1,707	400
Taxes Payable	(493,266)	(626,771)	-27.1%	(133,506)	(46,698)
Suppliers	(6,151)	14,388	333.9%	20,538	1,072
Reserve for sundry creditors and others	8,023	3,367	-58.0%	(4,656)	251
Contributions and payments for employees benefits	63,523	56,744	-10.7%	(6,780)	4,228
Deferred income taxes	(205)	(461)	-125.0%	(256)	(34)
Net cash flow from operating activities	99,846	134,494	34.7%	34,648	10,021
Investing activities:
Investment in securities	-	(20,784)	-	(20,784)	(1,549)
Acquisition of fixed assets	(125,067)	(104,495)	16.4%	20,572	(7,786)
Net cash flow from investing activities	(125,067)	(125,279)	-0.2%	(212)	(9,334)
Cash needs related to financing activities	(25,221)	9,215	136.5%	34,436	687
Financing activities:
Loans obtained from financial institutions	172,341	105,063	-39.0%	(67,278)	7,828
Interest paid	(34,770)	(23,834)	31.5%	10,937	(1,776)
Principal payments on loans	(136,771)	(99,962)	26.9%	36,809	(7,448)
Increase in equity	0.1	-	-100.0%	(0.1)	-
Net cash flow from financing activities	800	(18,733)	-2441.5%	(19,533)	(1,396)
Net increase in cash and cash equivalents	(24,421)	(9,518)	61.0%	14,903	(709)
Cash and cash equiv. at the beginning of the period	159,760	133,587	-16.4%	(26,173)	9,953
Effect of changes in the value of cash	(1,623)	4,228	360.5%	5,851	315
Cash and cash equivalents at the end of the period	133,716	128,297	-4.1%	(5,419)	9,559

PEMEX Results Report as of September 30, 2011	20 / 22

PEMEX

Below are some items that impacted results in the period:

PEMEX Economic impact by external and structural effects

	Third quarter (Jul.-Sep.)
	(Ps. Bn)	U.S. $Bn)
Cost of the LPG subsidy	9.9	0.7
Not-recognized costs in the price mechanism of gasolines and diesel	7.7	0.6
Decrease in duties paid in recognition of operating costs and expenses incurred in 2011	16.8	1.3
Labor obligations	24.8	1.8
Incremental taxes	(3.6)	(0.3)
Total	55.6	4.1

Other Relevant Events

Agreements	On August 16, 2011, the Instituto Mexicano del Petróleo (Mexican Petroleum Institute), PEMEX and the Entidad Mexicana de Acreditacion, A.C. (Mexican Accreditation Entity), signed a collaboration agreement in order to identify the agencies or entities that could certify, verify, inspect or test goods and services used by the national petroleum industry. This agreement will support the strengthening of the supply chain.

On August 24, 2011, Pemex-Gas and Basic Petrochemicals and the State of Sonora signed an agreement to transport compressed natural gas by tank cars, in order to supply the industries and local businesses located far away from the pipeline network. This agreement is expected to reduce costs and the emissions of pollutants, by replacing the more expensive and higher polluting fuels used by industries and business located in such areas.

Fight Against the Illicit Fuel Market	PEMEX has implemented various monitoring, supervising, and volume-measuring projects. In addition, the combined efforts of the Ministry of National Defense (SEDENA), the Federal Attorney General’s Office (PGR), the Ministry of the Navy, and the Policía Federal (Federal Police) have also strengthened surveillance of the national pipeline system. The strategic measures taken in the fight against the illicit fuel market have been:

•

On August 17, 2011, Pemex-Refining began operating a monitoring system to surveil, in real-time, more than 3,000 tank cars owned by carrier companies unionized to the Cámara Nacional del Autotransporte de Carga (National Chamber of Cargo Transportation). This would lead to a more reliable and safer commercialization of fuels, as well as an early detection of irregularities.

•

On September 20, 2011, the House of Representatives reclassified the act of hydrocarbons theft from PEMEX pipelines as an aggravated felony categorized under organized criminal activity. Individuals convicted of this type of theft may be sentenced to eight to twelve years in prison. The sentence may be further increased by as much as half if the person responsible was, or is, an employee or public servant in the oil and gas industry.

During the third quarter of 2011, a total of 373 illegal taps were identified, an increase of 130% as compared to the same quarter of 2010. In each one of these cases, a criminal report was filed in order to continue with corresponding investigations.

The estimated total volume of gasoline, diesel, jet fuel and fuel oil illegally obtained from PEMEX’s pipelines during the third quarter of 2011 amounted to 1.1 MMb, 204% more than in the same period of 2010. Moreover, the estimated volume of oil and condensates illegally obtained from pipelines amounted to 704 Mb, 26% less than in the same period of 2010.

PEMEX Results Report as of September 30, 2011	21 / 22

PEMEX

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List.”

If you would like to contact us, please call or send an email to ri@pemex.com.

Telephone:  (52 55) 1944 9700

Voice mail:  (52 55) 1944 2500 ext. 59412

Follow us at @PEMEX_RI

Rolando Galindo	Cristina Arista	Carmina Moreno
rolando.galindo@pemex.com	delia.cristina.arista@pemex.com	carmina.moreno@pemex.com
Arturo Limón	Ana Lourdes Benavides	Cristina Pérez
arturo.limon@pemex.com	ana.lourdes.benavides@pemex.com	cristina.perez @pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with the Normas de Información Financiera (Mexican Financial Reporting Standards, or FRS)-formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (the Mexican Board for Research and Development of Financial Reporting Standards, or the CINIF).

•	Based on FRS B-10 “Inflation effects,” 2009 and 2010 amounts are expressed in nominal terms.
•

Based on FRS B-3 “Income Statement” and FRS C-10”Derivative Financial Instruments and Hedging Transactions,” the financial income and cost of the Comprehensive Financing Result include the effect of financial derivatives.

•	EBITDA is a non-U.S. GAAP and non-FRS measure issued by the CINIF.

Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at September 30, 2011, of Ps. 13.4217= U.S.$1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal Regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the final price is lower than the producer price, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon Reserves

Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, (i) PEMEX’s reports evaluating hydrocarbon reserves shall be approved by the National Hydrocarbons Commission (NHC); and (ii) the Secretary of Energy will register and disclose Mexico’s hydrocarbon reserves based on information provided by the NHC. As of the date of this report, this process is ongoing.

As of January 1, 2010, the SEC changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. In addition, we do not necessarily mean that the probable or possible reserves described herein meet the recoverability thresholds established by the SEC in its new definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our annual report to the Mexican Banking and Securities Commission, available at http://www.pemex.com/.

Bids

No awards for amounts higher than Ps. 100.0 billion were assigned. For further information, please access www.compranet.gob.mx.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities; and
•	projected and targeted capital expenditures ; costs; commitments; revenues; liquidity, etc.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

PEMEX Results Report as of September 30, 2011	22 / 22

PEMEX

Annex

PEMEX

Main Statistics of Production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2010	2011	Change		2010	2011	Change
Upstream
Total hydrocarbons (Mboed)	3,790	3,681	-2.9%	(109)	3,803	3,723	-2.1%	(80)
Liquid hydrocarbons (Mbd)	2,613	2,576	-1.4%	(36)	2,630	2,603	-1.0%	(27)
Crude oil (Mbd)	2,567	2,525	-1.6%	(42)	2,584	2,551	-1.3%	(33)
Condensates (Mbd)	46	51	13.0%	6	46	52	11.3%	5
Natural gas (MMcfd)(1)	7,155	6,501	-9.1%	(653)	7,014	6,674	-4.8%	(340)
Downstream
Dry gas from plants (MMcfd)(2)	3,578	3,689	3.1%	111	3,635	3,690	1.5%	55
Natural gas liquids (Mbd)	380	386	1.6%	6	386	395	2.4%	9
Petroleum Products (Mbd)(3)	1,363	1,304	-4.3%	(59)	1,406	1,316	-6.4%	(90)
Petrochemical Products (Mt)	1,497	1,311	-12.4%	(185)	4,638	4,247	-8.4%	(391)

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals; Pemex-Exploration and Production and Pemex-Refining.

PEMEX

Crude Oil Production by Type

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2010	2011	Change		2010	2011	Change
Crude Oil (Mbd)	2,567	2,525	-1.6%	(42)	2,584	2,551	-1.3%	(33)
Heavy	1,451	1,402	-3.4%	(50)	1,478	1,423	-3.7%	(55)
Light	794	777	-2.1%	(16)	790	789	-0.2%	(1)
Extra-light	322	346	7.5%	24	315	339	7.6%	24
Offshore Crude Oil / Total	74.9%	74.4%			75.6%	74.6%

PEMEX

Crude Oil Production by Asset

	2007	2008	2009				2010				2011
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
	(Mbd)
Total	3,076	2,792	2,667	2,590	2,567	2,583	2,607	2,578	2,567	2,552	2,572	2,558	2,525
Northeastern Marine Region	2,018	1,746	1,584	1,481	1,456	1,453	1,445	1,403	1,386	1,356	1,365	1,357	1,324
Cantarell	1,490	1,040	787	688	646	620	597	567	548	520	523	517	495
Ku-Maloob-Zaap	527	706	797	793	809	833	848	836	838	835	842	841	830
Southwestern Marine Region	506	500	512	521	511	526	546	546	538	548	556	555	554
Abkatún-Pol Chuc	312	308	314	307	299	302	302	299	291	293	295	277	265
Litoral de Tabasco	194	192	199	214	212	225	243	247	247	255	261	278	290
Southern Region	465	459	479	493	506	512	520	526	539	542	542	534	529
Cinco Presidentes	45	47	51	54	61	60	66	71	73	76	80	81	84
Bellota-Jujo	190	175	173	173	172	171	168	161	158	155	152	148	139
Macuspana	10	16	22	25	30	32	32	33	33	33	33	33	32
Muspac	34	36	41	41	42	44	48	47	52	51	49	49	50
Samaria-Luna	187	185	193	200	201	205	206	213	223	227	228	223	224
Northern Region	87	87	92	95	94	92	96	103	104	106	108	112	118
Poza Rica-Altamira	85	56	60	61	59	57	56	57	55	57	59	60	60
Aceite Terciario del Golfo(1)	0	29	28	29	31	30	35	40	44	45	46	49	54
Veracruz	2	2	4	5	5	5	5	5	5	4	4	3	3

(1)	The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX Results Report as of September 30, 2011	1 / 15

www.pemex.com

PEMEX

PEMEX

Natural Gas Production and Gas Flaring

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2010	2011	Change		2010	2011	Change
Total (MMcfd)(1)	6,339	5,838	-7.9%	(501)	6,353	5,980	-5.9%	(373)
Associated	3,933	3,657	-7.0%	(277)	3,823	3,750	-1.9%	(74)
Non-associated	2,406	2,181	-9.3%	(224)	2,529	2,230	-11.8%	(299)
Natural gas flaring (MMcfd)	495	257	-48.1%	(238)	412	276	-33.0%	(136)
Gas flaring / total	7.8%	4.4%			6.5%	4.6%

(1)	Does not include nitrogen.

PEMEX

Natural Gas Production by Asset

	2007	2008	2009				2010				2011
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
					(MMcfd)
Total (1)	6,058	6,919	7,018	7,029	7,066	7,009	6,946	6,937	7,155	7,039	6,820	6,704	6,501
Northeastern Marine Region	1,157	1,901	1,900	1,814	1,803	1,617	1,488	1,459	1,726	1,659	1,507	1,503	1,357
Cantarell	945	1,629	1,583	1,461	1,474	1,306	1,166	1,125	1,383	1,330	1,171	1,167	1,031
Ku-Maloob-Zaap	212	273	317	353	328	311	322	333	344	328	336	336	326
Southwestern Marine Region	993	1,023	1,067	1,141	1,095	1,142	1,127	1,142	1,186	1,231	1,234	1,220	1,199
Abkatún-Pol Chuc	544	569	570	591	574	586	588	595	586	607	617	576	534
Litoral Tabasco	448	454	497	550	521	557	539	546	600	624	616	644	665
Southern Region	1,353	1,451	1,540	1,547	1,633	1,677	1,697	1,774	1,818	1,768	1,728	1,697	1,674
Cinco Presidentes	61	68	66	70	71	69	85	108	112	114	117	117	118
Bellota-Jujo	240	251	250	245	272	275	293	304	304	322	303	293	268
Macuspana	223	260	299	305	319	326	316	318	308	284	294	298	293
Muspac	311	300	278	279	280	277	275	265	274	280	275	280	284
Samaria-Luna	518	572	646	648	690	730	728	780	820	768	739	709	711
Northern Region	2,556	2,544	2,511	2,526	2,536	2,573	2,634	2,563	2,424	2,381	2,351	2,284	2,271
Burgos	1,412	1,383	1,425	1,501	1,535	1,598	1,597	1,525	1,399	1,396	1,368	1,328	1,344
Poza Rica-Altamira	223	152	138	138	132	126	122	118	113	116	114	115	117
Aceite Terciario del Golfo(2)	0	52	81	83	80	71	77	82	88	94	99	111	111
Veracruz	922	957	867	805	789	779	837	838	825	776	769	731	700
Nitrogen	143	629	524	472	502	487	557	607	816	749	653	767	663
Southern Region	0	0	0	0	0	0	93	100	112	118	105	91	88
Bellota-Jujo	0	0	0	0	0	0	57	46	37	46	37	31	26
Samaria-Luna	0	0	0	0	0	0	35	54	75	72	68	60	62
Northeastern Marine Region	143	629	524	472	502	487	464	508	704	630	548	675	575
Cantarell	143	629	524	472	502	487	464	508	704	630	548	675	575

(1)	Includes nitrogen.
(2)	The Aceite Terciario del Golfo Asset was created in 2008; when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX

Seismic Information

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2010	2011	Change		2010	2011	Change
2D (km)	647	605	-6.5%	(42)	1,617	2,371	46.6%	754
3D (km2)	3,722	13,288	257.0%	9,566	15,235	33,338	118.8%	18,103

PEMEX Results Report as of September 30, 2011	2 / 15

www.pemex.com

PEMEX

PEMEX

Operating Offshore Platforms and Wells

	As of September 30,
	2010	2011	Change
Wells	7,382	7,802	5.7%	420
Injection	191	184	-3.7%	(7)
Production	7,191	7,618	5.9%	427
Crude oil	4,266	4,556	6.8%	290
Non-associated gas	2,925	3,062	4.7%	137
Offshore platforms	233	236	1.3%	3
Storage	1	1	0.0%	-
Compression	12	10	-16.7%	(2)
Control and service	1	1	0.0%	-
Linkage	13	13	0.0%	-
Measurement	1	1	0.0%	-
Drilling	149	154	3.4%	5
Production	27	27	0.0%	-
Telecommunications	6	6	0.0%	-
Treatment and pumping	1	1	0.0%	-
Housing	22	22	0.0%	-

PEMEX

Wells Drilled

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2010	2011	Change		2010	2011	Change
Wells Drilled	314	253	-19.4%	(61)	1,082	741	-31.5%	(341)
Development	304	249	-18.1%	(55)	1,054	715	-32.2%	(339)
Exploration	10	4	-60.0%	(6)	28	26	-7.1%	(2)

PEMEX

Operating Drilling Rigs

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2010	2011	Change		2010	2011	Change
Total	108	143	31.6%	34	137	123	-10.4%	(14)
Exploration	20	18	-8.1%	(2)	19	16	-17.7%	(3)
Northeast Marine Region	-	-	-	-	1	-	-100.0%	(1)
Southwest Marine Region	6	3	-44.0%	(3)	5	4	-29.0%	(2)
South Region	11	10	-6.5%	(1)	10	8	-16.7%	(2)
North Region	3	4	68.4%	2	3	4	13.4%	0
Development	89	124	40.4%	36	118	107	-9.2%	(11)
Northeast Marine Region	12	13	5.0%	1	13	10	-26.7%	(4)
Southwest Marine Region	10	11	12.3%	1	9	10	14.2%	1
South Region	26	32	21.0%	6	29	31	7.5%	2
North Region	41	69	70.1%	28	68	57	-15.9%	(11)

PEMEX Results Report as of September 30, 2011	3 / 15

www.pemex.com

PEMEX

PEMEX

Crude Oil Processing

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2010	2011	Change		2010	2011	Change
Total processed (Mbd)	1,184	1,158	-2.2%	(26)	1,228	1,162	-5.3%	(65)
Light Crude	742	722	-2.7%	(20)	760	734	-3.3%	(25)
Heavy Crude	443	436	-1.4%	(6)	468	428	-8.5%	(40)
Light Crude / Total Processed	62.6%	62.3%		(0.3)	61.9%	63.2%		1.3
Heavy Crude / Total Processed	37.4%	37.7%		0.3	38.1%	36.8%		(1.3)
Use of primary distillation capacity	77.5%	74.8%		(2.7)	80.3%	75.7%		(4.5)

PEMEX

Petroleum Products

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2010	2011	Change		2010	2011	Change
Total production (Mbd)	1,363	1,304	-4.3%	(59)	1,406	1,316	-6.4%	(90)
Automotive gasolines	421	389	-7.7%	(33)	439	400	-8.9%	(39)
Fuel oil	330	307	-7.1%	(23)	332	308	-7.1%	(23)
Diesel	291	276	-5.1%	(15)	301	275	-8.5%	(26)
LPG	211	210	-0.5%	(1)	214	211	-1.4%	(3)
Jet Fuel	52	56	9.3%	5	55	57	2.4%	1
Other(1)	58	66	14.8%	9	66	66	0.2%	0

(1)	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines.

PEMEX

Natural Gas Processing and Production

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2010	2011	Change		2010	2011	Change
Natural Gas Processing (MMcfd)	4,435	4,514	1.8%	79	4,502	4,533	0.7%	31
Sour Wet Gas	3,413	3,417	0.1%	4	3,430	3,462	0.9%	32
Sweet Wet Gas	1,022	1,097	7.3%	75	1,072	1,071	-0.1%	(1)
Condensates Processing (Mbd)	51	57	12.6%	6	53	58	9.2%	5
Production
Dry gas from plants (MMcfd)	3,578	3,689	3.1%	111	3,635	3,690	1.5%	55
Natural gas liquids (Mbd)	380	386	1.6%	6	386	395	2.4%	9

PEMEX Results Report as of September 30, 2011	4 / 15

www.pemex.com

PEMEX

PEMEX

Production of Petrochemicals

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2010	2011	Change		2010	2011	Change
Total production	1,497	1,311	-12.4%	(185)	4,638	4,247	-8.4%	(391)
Basic (Mt)	132	129	-2.5%	(3)	386	372	-3.5%	(13)
Heptane	1	2	27.3%	0.4	4	5	41.8%	2
Hexane	8	6	-19.0%	(1)	29	27	-9.0%	(3)
Pentanes	5	5	1.5%	0.1	10	15	41.0%	4
Carbon black	113	110	-2.3%	(3)	328	310	-5.4%	(18)
Butane	5	6	6.3%	0.3	15	16	7.8%	1
Secondary (Mt)	1,365	1,183	-13.3%	(182)	4,252	3,875	-8.9%	(377)
Methane Derivatives	281	334	18.8%	53	850	1,001	17.7%	151
Ammonia	191	204	6.6%	13	617	642	4.1%	25
Carbon dioxide	90	93	2.9%	3	234	252	7.7%	18
Methanol	-	38	-	38	-	107	-	107
Ethane Derivatives	327	249	-24.0%	(78)	1,029	950	-7.6%	(79)
Vinyl chloride	52	47	-8.9%	(5)	174	156	-10.6%	(18)
Ethylene	5	1	-81.3%	(4)	37	7	-80.0%	(29)
Ethylene glycol	45	27	-39.6%	(18)	143	114	-20.2%	(29)
Impure glycol	0	1	18.3%	0.1	2	1	-16.5%	(0.3)
Pure monoethylene glycol	2	3	9.3%	0.2	8	8	-1.2%	(0.1)
Ethylene oxide	62	50	-18.8%	(12)	190	181	-4.4%	(8)
High density polyethylene	48	28	-41.8%	(20)	149	136	-8.6%	(13)
Low density polyethylene	74	62	-16.9%	(13)	193	200	3.5%	7
Linear low density polyethylene	38	30	-20.9%	(8)	134	147	9.4%	13
Aromatics and Derivatives	195	128	-34.5%	(67)	585	421	-27.9%	(163)
Aromine 100	4	3	-21.7%	(1)	10	8	-17.3%	(2)
Benzene	22	1	-97.5%	(21)	47	5	-89.0%	(42)
Styrene	2	30	1640.6%	28	39	100	156.3%	61
Fluxoil	0	1	749.5%	1	2	2	18.1%	0.3
High octane hydrocarbon	120	53	-56.1%	(68)	339	172	-49.2%	(167)
Toluene	23	21	-6.2%	(1)	74	63	-15.8%	(12)
Xylenes	24	20	-19.4%	(5)	74	71	-3.7%	(3)
Propylene and Derivatives	99	96	-2.5%	(3)	340	311	-8.7%	(30)
Hydrocyanic acid	1	1	-18.7%	(0.2)	4	4	-11.7%	(1)
Acrylonitrile	12	9	-24.1%	(3)	40	35	-11.4%	(5)
Propylene	86	87	0.6%	1	296	272	-8.3%	(25)
Other	462	375	-18.7%	(87)	1,448	1,191	-17.7%	(256)

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

PEMEX

Industrial Safety and Environmental Protection

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2010	2011	Change		2010	2011	Change
Frequency Index	0.59	0.75	27.6%	0.16	0.37	0.56	50.8%	0.19
Severity Index	34	36	7.4%	2	19	26	35.8%	7
Sulfur Oxide Emissions (Mt)	167	121	-27.7%	(46)	486	352	-27.7%	(135)
Reused Water / Use	0.17	0.19	12.5%	0.02	0.17	0.17	-0.5%	-

PEMEX Results Report as of September 30, 2011	5 / 15

www.pemex.com

PEMEX

PEMEX

Volume of Domestic Sales

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2010	2011	Change		2010	2011	Change
Dry natural gas (MMcfd)	3,212	3,416	6.4%	204	3,254	3,445	5.9%	191
Petroleum products (Mbd)	1,732	1,803	4.1%	71	1,759	1,779	1.1%	20
Automotive gasolines	791	790	-0.1%	(1)	796	795	-0.2%	(2)
Fuel oil	195	237	21.5%	42	193	207	7.6%	15
Diesel	366	385	5.3%	19	367	380	3.5%	13
LPG	268	271	0.9%	2	282	278	-1.2%	(3)
Jet fuel	57	57	-1.1%	(1)	58	56	-2.9%	(2)
Other	55	64	16.4%	9	63	62	-1.2%	(1)
Petrochemical products (Mt)	1,004	1,047	4.3%	43	3,200	3,269	2.2%	69

PEMEX

Volume of Exports(1)

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2010	2011	Change		2010	2011	Change
Crude oil (Mbd)	1,358	1,302	-4.1%	(56)	1,315	1,337	1.7%	23
Maya(2)	1,064	1,013	-4.9%	(52)	1,051	1,033	-1.7%	(18)
Istmo	67	87	29.4%	20	55	98	76.2%	42
Olmeca	227	203	-10.6%	(24)	208	207	-0.6%	(1)
Dry natural gas (MMcfd)(3)	12	1	-90.3%	(11)	23	1	-93.9%	(21)
Petroleum products (Mbd)	192	150	-22.3%	(43)	195	178	-9.0%	(18)
Fuel oil	120	70	-41.6%	(50)	124	98	-21.6%	(27)
Diesel	-	-	0.0%	-	1	-	-100.0%	(1)
LPG	0.10	0.09	-6.9%	(0.01)	0	1	1166.7%	1
Jet fuel	3	-	-100.0%	(3)	2	2	-11.8%	(0.2)
Naftas	67	79	18.7%	12	67	76	12.2%	8
Other	3	-	-100.0%	(3)	1	2	74.4%	1
Petrochemical products (Mt)	203	103	-49.0%	(99)	564	322	-42.9%	(242)

(1)	Transactions conducted by P.M.I.® Group.
(2)	Includes Altamira.
(3)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX

Volume of Imports(1)

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2010	2011	Change		2010	2011	Change
Dry natural gas (MMcfd)(2)	545	757	39.0%	212	521	811	55.5%	289
Petroleum products (Mbd)	613	624	1.8%	11	596	636	6.8%	40
Automotive gasolines	370	411	11.1%	41	364	402	10.5%	38
Fuel oil	28	39	39.6%	11	16	29	87.4%	14
Diesel	102	134	31.3%	32	94	130	37.6%	35
LPG	60	13	-78.2%	(47)	71	47	-33.5%	(24)
Jet fuel	5	1	-83.3%	(4)	4	1	-74.6%	(3)
Naftas	34	26	-22.0%	(7)	32	27	-16.2%	(5)
Other	15	1	-96.0%	(14)	15	1	-96.4%	(15)
Petrochemical products (Mt)	109	53	-51.6%	(56)	293	170	-42.1%	(123)

(1)	Transactions conducted by PMI.
(2)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Results Report as of September 30, 2011	6 / 15

www.pemex.com

PEMEX

PEMEX

Average Exchange Rates and Reference Prices

	Third quarter (Jul.-Sep.)				Nine months ending Sep. 30,
	2010	2011	Change		2010	2011	Change
Mexican pesos per U.S. dollar (Ps. / U.S.$)	12.50	13.42	7.4%	0.92	12.50	13.42	7.4%	0.92
Foreign exchange appreciation (depreciation)	5.3%	2.8%		(2.47)	5.9%	4.8%		(1.12)
Mexican crude oil basket (U.S.$/b)	69.31	101.15	45.9%	31.84	70.15	99.74	42.2%	29.59
Regular gasoline in the USCGM (U.S.¢/gal)	196.76	282.59	43.6%	85.83	203.05	281.02	38.4%	77.97
LPG price by Decree (Ps./t)	6,162	6,746	9.5%	584	6,012	6,603	9.8%	591
International reference LPG (Ps./t)	8,019	11,485	43.2%	3,465	8,715	10,472	20.2%	1,757
Natural gas (Henry Hub)(U.S.$/MMBtu)	4.29	4.13	-3.7%	(0.16)	4.57	4.22	-7.9%	(0.36)

PEMEX

Consolidated Income Statement

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2010	2011	Change		2011	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total sales	317,568	392,136	23.5%	74,568	29,217	939,017	1,138,146	21.2%	199,129	84,799
Domestic sales	171,338	201,400	17.5%	30,063	15,006	507,706	576,866	13.6%	69,161	42,980
Exports	144,746	189,431	30.9%	44,684	14,114	427,116	557,200	30.5%	130,084	41,515
Services income	1,484	1,305	-12.1%	(179)	97	4,195	4,080	-2.8%	(115)	304
Cost of sales	156,258	208,404	33.4%	52,147	15,527	450,628	558,151	23.9%	107,523	41,586
Gross income	161,310	183,732	13.9%	22,421	13,689	488,389	579,995	18.8%	91,606	43,213
General expenses	25,575	25,648	0.3%	73	1,911	74,879	73,811	-1.4%	(1,068)	5,499
Transportation and distribution expenses	7,832	8,881	13.4%	1,049	662	23,655	24,230	2.4%	576	1,805
Administrative expenses	17,743	16,767	-5.5%	(976)	1,249	51,224	49,580	-3.2%	(1,644)	3,694
Operating income (loss)	135,736	158,084	16.5%	22,348	11,778	413,510	506,185	22.4%	92,674	37,714
Other revenues (expenses)	12,737	41,393	225.0%	28,657	3,084	58,819	119,442	103.1%	60,623	8,899
IEPS accrued	13,900	42,458	205.5%	28,558	3,163	57,421	123,347	114.8%	65,925	9,190
Other	(1,163)	(1,065)	8.4%	98	(79)	1,398	(3,905)	-379.4%	(5,302)	(291)
Comprehensive financing result	6,862	(67,202)	-1079.3%	(74,065)	(5,007)	(9,624)	(61,794)	-542.1%	(52,170)	(4,604)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	255	763	198.9%	508	57	369	1,045	183.2%	676	78
Income before taxes and duties	155,590	133,038	-14.5%	(22,553)	9,912	463,074	564,878	22.0%	101,804	42,087
Taxes and duties	158,348	214,003	35.1%	55,654	15,945	484,495	632,536	30.6%	148,041	47,128
Net income	(2,758)	(80,965)	-2835.4%	(78,207)	(6,032)	(21,420)	(67,658)	-215.9%	(46,237)	(5,041)

PEMEX

Financial Ratios

	Third quarter (Jul.-Sep.)			Nine months ending Sep. 30,
	2010	2011	Change	2010	2011	Change
Cost of sales / Total revenues (including negative IEPS recovery)	47.1%	48.0%	0.8	45.2%	44.2%	(1.0)
D&A / Operating costs & expenses	13.6%	10.3%	(3.3)	13.4%	11.2%	(2.2)
Operating income (including negative IEPS recovery) / Total revenues (including negative IEPS recovery)	45.1%	46.1%	1.0	47.3%	49.9%	2.6
Taxes and duties / Total revenues (including negative IEPS recovery)	47.8%	49.2%	1.5	48.6%	50.1%	1.5
Earnings before Interest, Taxes Depreciation and Amortization (EBITDA) / Financial cost (excludes capitalized interest)	18.3	13.3	(5.0)	10.3	19.4	9.1

PEMEX Results Report as of September 30, 2011	7 / 15

www.pemex.com

PEMEX

PEMEX

Sales and Services Revenues

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2010	2011	Change		2011	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total revenues from sales and services	317,568	392,136	23.5%	74,568	29,217	939,017	1,138,146	21.2%	199,129	84,799
Domestic sales (including negative IEPS recovery)	185,238	243,858	31.6%	58,621	18,169	565,127	700,213	23.9%	135,086	52,170
Domestic sales	171,338	201,400	17.5%	30,063	15,006	507,706	576,866	13.6%	69,161	42,980
Dry gas	17,168	16,931	-1.4%	(237)	1,261	53,802	50,684	-5.8%	(3,118)	3,776
Petroleum products (including negative IEPS recovery)	161,575	218,823	35.4%	57,248	16,304	490,335	624,037	27.3%	133,702	46,495
Petroleum products	147,675	176,365	19.4%	28,689	13,140	432,914	500,691	15.7%	67,777	37,305
IEPS	13,900	42,458	205.5%	28,558	3,163	57,421	123,347	114.8%	65,925	9,190
Gasolines	74,351	82,907	11.5%	8,556	6,177	216,133	240,970	11.5%	24,837	17,954
Fuel oil	14,518	24,006	65.4%	9,488	1,789	43,286	59,441	37.3%	16,155	4,429
Diesel	36,254	42,634	17.6%	6,380	3,176	105,026	121,558	15.7%	16,532	9,057
LPG	12,727	14,053	10.4%	1,326	1,047	38,528	41,724	8.3%	3,196	3,109
Jet fuel	5,781	7,870	36.1%	2,089	586	17,454	22,960	31.5%	5,506	1,711
Other	4,044	4,895	21.0%	851	365	12,486	14,038	12.4%	1,552	1,046
Petrochemical products	6,494	8,104	24.8%	1,610	604	20,990	25,492	21.4%	4,502	1,899
Exports	144,746	189,431	30.9%	44,684	14,114	427,116	557,200	30.5%	130,084	41,515
Crude oil and condensates	109,890	148,195	34.9%	38,305	11,041	319,001	438,860	37.6%	119,859	32,698
Dry gas	56	68	22.8%	13	5	359	79	-78.0%	(280)	6
Petroleum products	16,117	16,444	2.0%	327	1,225	44,534	54,052	21.4%	9,518	4,027
Petrochemical products	870	782	-10.2%	(88)	58	2,437	2,760	13.3%	323	206
Other	17,814	23,942	34.4%	6,128	1,784	60,785	61,449	1.1%	664	4,578
Services revenues	1,484	1,305	-12.1%	(179)	97	4,195	4,080	-2.8%	(115)	304

PEMEX

Operating Costs and Expenses

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2010	2011	Change		2011	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Operating costs and expenses	181,832	234,052	28.7%	52,220	17,438	525,507	631,961	20.3%	106,455	47,085
Cost of sales	156,258	208,404	33.4%	52,147	15,527	450,628	558,151	23.9%	107,523	41,586
General expenses	25,575	25,648	0.3%	73	1,911	74,879	73,811	-1.4%	(1,068)	5,499
Transportation and distribution expenses	7,832	8,881	13.4%	1,049	662	23,655	24,230	2.4%	576	1,805
Administrative expenses	17,743	16,767	-5.5%	(976)	1,249	51,224	49,580	-3.2%	(1,644)	3,694
Net cost for the period of employee benefits	29,413	28,853	-1.9%	(560)	2,150	88,239	86,558	-1.9%	(1,681)	6,449
Depreciation and amortization expenses	24,651	23,992	-2.7%	(659)	1,788	70,422	70,935	0.7%	512	5,285

PEMEX

Comprehensive Financing Result

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2010	2011	Change		2011	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Comprehensive financing result	6,862	(67,202)	-1079.3%	(74,065)	(5,007)	(9,624)	(61,794)	-542.1%	(52,170)	(4,604)
Financial income	16,227	990	-93.9%	(15,237)	74	35,837	18,135	-49.4%	(17,702)	1,351
Financial cost	(11,107)	(19,031)	-71.3%	(7,924)	(1,418)	(61,326)	(40,390)	34.1%	20,935	(3,009)
Exchange gain (loss)	1,742	(49,161)	-2921.4%	(50,904)	(3,663)	15,865	(39,538)	-349.2%	(55,403)	(2,946)

PEMEX Results Report as of September 30, 2011	8 / 15

www.pemex.com

PEMEX

PEMEX

Taxes and Duties

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2010	2011	Change		2011	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total Taxes and Duties	158,348	214,003	35.1%	55,654	15,945	484,495	632,536	30.6%	148,041	47,128
Hydrocarbon duties	153,979	214,302	39.2%	60,323	15,967	476,028	626,861	31.7%	150,833	46,705
Ordinary Hydrocarbons Duty	130,016	180,574	38.9%	50,558	13,454	402,979	529,039	31.3%	126,060	39,417
Hydrocarbons Duty for the Stabilization Fund	18,435	21,386	16.0%	2,951	1,593	55,739	62,898	12.8%	7,159	4,686
Duty for Scientific and Technological Research on Energy	938	1,581	68.6%	643	118	2,862	4,622	61.5%	1,760	344
Duty for Oil Monitoring	7	9	34.1%	2	1	21	28	29.4%	6	2
Extraordinary Duty on Crude Oil Exports	1,788	6,838	282.4%	5,050	509	6,285	19,903	216.7%	13,618	1,483
Special Hydrocarbons Duty	669	1,440	115.3%	771	107	2,532	4,071	60.8%	1,540	303
Extraction of Hydrocarbons Duty	1,030	1,419	37.7%	389	106	2,565	3,694	44.0%	1,129	275
Additional Duty on Hydrocarbons	-	1,054	-	1,054	79	-	2,606	-	2,606	194
Sole Hydrocarbons Duty	1,095	-	-100.0%	(1,095)	-	3,045	-	-100.0%	(3,045)	-
Other taxes and duties	4,369	(300)	-106.9%	(4,669)	(22)	8,466	5,674	-33.0%	(2,792)	423

PEMEX

Selected Indices

	Nine months ending Sep. 30,
Pemex - Exploration and Production	2010	2011	Change	2011
	(Ps./boe)			(U.S.$/boe)
Total sales / Hydrocarbons production	2,080	2,669	589.0	154.9
Operating income / Hydrocarbons production	1,521	2,075	553.7	113.3
Net income / Hydrocarbons production	95	96	1.3	7.1
Taxes and duties / Operating income (%)	90%	88%	(1.4)

PEMEX Results Report as of September 30, 2011	9 / 15

www.pemex.com

PEMEX

PEMEX

Consolidated Balance Sheet

	As of Dec. 31,	As of Sept. 30,
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Total assets	1,392,715	1,472,095	5.7%	79,379	109,680
Current assets	313,429	342,234	9.2%	28,805	25,499
Cash and cash equivalents	133,587	128,297	-4.0%	(5,290)	9,559
Accounts, notes receivable and other	141,805	170,063	19.9%	28,259	12,671
Inventories	38,038	43,873	15.3%	5,836	3,269
of products	32,738	39,473	20.6%	6,735	2,941
of materials	5,299	4,400	-17.0%	(899)	328
Investment in securities	11,116	32,340	190.9%	21,224	2,410
Property, plant and equipment	1,061,388	1,088,823	2.6%	27,435	81,124
Other assets	6,782	8,698	28.2%	1,916	648
Total liabilities	1,506,499	1,649,432	9.5%	142,934	122,893
Current liabilities	207,254	248,754	20.0%	41,500	18,534
Short-term debt	89,555	106,504	18.9%	16,950	7,935
Suppliers	43,474	57,862	33.1%	14,388	4,311
Accounts and accrued expenses payable	21,659	26,056	20.3%	4,398	1,941
Taxes and duties payable	52,566	58,331	11.0%	5,765	4,346
Long-term liabilities	1,299,245	1,400,679	7.8%	101,434	104,359
Long-term debt	575,171	616,955	7.3%	41,784	45,967
Reserve for sundry creditors and others	55,493	58,861	6.1%	3,367	4,385
Reserve for employee benefits	661,365	718,109	8.6%	56,744	53,504
Deferred taxes	7,216	6,754	-6.4%	(461)	503
Total equity	(113,783)	(177,338)	55.9%	(63,554)	(13,213)
Total liabilities and equity	1,392,715	1,472,095	5.7%	79,379	109,680

PEMEX

Selected Financial Indices

	As of Dec. 31,	As of Sep. 30,
	2010	2011	Change
Property, plant and equipment / Assets	76.2%	74.0%	(2)
Debt / Total liabilities and equity	47.7%	49.1%	1
Working capital (Ps. MM)	106,176	93,480	(12,695)

PEMEX Results Report as of September 30, 2011	10 / 15

www.pemex.com

PEMEX

PEMEX

Consolidated Total Debt

	As of Dec. 31,	As of Sep. 30,
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Total debt	664,725	723,459	8.8%	58,734	53,902
Short-term	89,555	106,504	18.9%	16,950	7,935
Long-term	575,171	616,955	7.3%	41,784	45,967
Cash and cash equivalents	133,587	128,297	-4.0%	(5,290)	9,559
Total net debt	531,138	595,162	12.1%	64,024	44,343

PEMEX

Debt Maturity Profile

	As of Sep. 30, 2011
	(Ps. MM)	(U.S.$MM)
Total debt	723,459	53,902
In Mexican pesos	123,804	9,224
October - December 2011	8,916	664
January 2012 - September 2012	15,900	1,185
October 2012 - September 2013	16,221	1,209
October 2013 - September 2014	19,833	1,478
October 2014 - September 2015	17,460	1,301
October 2015 and beyond	45,474	3,388
In other currencies	599,655	44,678
October - December 2011	23,766	1,771
January 2012 - September 2012	57,923	4,316
October 2012 - September 2013	69,829	5,203
October 2013 - September 2014	40,604	3,025
October 2014 - September 2015	50,687	3,776
October 2015 and beyond	356,847	26,587

PEMEX

Exposure of Debt Principal(1)

	As of Dec. 31,	As of Sep. 30,	As of Dec. 31,	As of Sep. 30,	As of Dec. 31,	As of Sep. 30,
	By currency		Percentage at fixed rate		At floating rate
	2010	2011	2010	2011	2010	2011
Total	100.0%	100.0%	61.5%	57.0%	38.5%	43.0%
U.S. dollars	78.0%	80.7%	65.8%	61.0%	34.2%	39.0%
Mexican pesos	22.0%	17.3%	46.4%	45.1%	53.6%	54.9%
Euros	0.0006%	2.0634%	100.0%	0.0%	0.0%	100.0%
Yen	0.0000%	0.0000%	0.0%	0.0%	0.0%	0.0%

(1)	Includes derivative financial instruments.

PEMEX Results Report as of September 30, 2011	11 / 15

www.pemex.com

PEMEX

PEMEX

Derivative Financial Instruments

	As of Sep. 30,
	2010	2011	Change	2011
Derivative financial instruments linked to debt and assets	(Ps. MM)			(US$MM)
Face Value (Ps. MM)	6,641	1,871	(4,770)	139
Interest rate swaps	(1,256)	(789)	468	(59)
Cross currency swaps	5,359	2,553	(2,806)	190
Extinguishing cross currency swaps	2,081	2,145	65	160
Assets swaps	458	(2,039)	(2,497)	(152)
Mark to market (Ps. MM)	147,972	162,972	15,000	12,142
Interest rate swaps	10,601	9,300	(1,301)	693
Cross currency swaps	102,637	111,339	8,702	8,295
Extinguishing cross currency swaps	15,875	17,044	1,169	1,270
Assets swaps	18,859	25,290	6,430	1,884

Natural gas derivative financial instruments
Mark to market (Ps. MM)	134	17	(117)	1
Long swaps	(4,039)	(550)	3,489	(41)
Short swaps	4,173	567	(3,606)	42
Long options	112	10	(102)	1
Short options	(112)	(10)	101	(1)
Volume (MMBtu)	(338,191)	(14,067)	324,125	N.A.
Long swaps	75,574,078	19,546,444	(56,027,634)	N.A.
Short swaps	(75,909,480)	(19,552,111)	56,357,370	N.A.
Long options	20,686,518	6,178,166	(14,508,352)	N.A.
Short options	(20,689,307)	(6,186,566)	14,502,741	N.A.

Volume of petroleum products derivative financial instruments
Mark to market (Ps. MM)	(230)	337	567	25
Stock market futures	-158	193	351	14
Stock market swaps	-24	125	149	9
OTC swaps	(48)	19	68	1
Volume (MM barrels)	7	8	1	N.A.
Stock market futures	3	5	1	N.A.
Stock market swaps	2	4	3	N.A.
OTC swaps	2	(1)	(3)	N.A.

Derivative financial instruments PMI Treasury
Mark to market (Ps. MM)	N.A.	1,406	1,406	105
Interest rate swaps OTC markets	N.A.	(50)	(50)	(4)
Forward exchange rate in OTC markets	N.A.	(3)	(3)	-
Stock options	N.A.	1,459	1,459	109
Face value (Ps. MM)	N.A.	21,421	21,421	1,596
Interest rate swaps OTC markets	N.A.	510	510	38
Forward exchange rate in OTC markets	N.A.	50	50	4
Stock options	N.A.	20,861	20,861	1,554

(1)	In 2010, asset swaps included Repsol YPF, S.A. share options.

N.A. stands for not applicable.

PEMEX Results Report as of September 30, 2011	12 / 15

www.pemex.com

PEMEX

PEMEX

Equity

	As of Dec. 31,	As of Sep. 30,
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Total equity	(113,783)	(177,338)	55.9%	(63,554)	(13,213)
Certificates of contribution “A”	96,958	96,958	0.0%	-	7,224
Increase in equity of Subsidiary Entities	180,382	180,382	0.0%	-	13,440
Legal reserve	988	988	0.0%	-	74
Surplus donation	3,447	3,587	4.1%	140	267
Comprehensive result (loss)	4,396	8,359	90.1%	3,963	623
Retained earnings (accumulated losses)	(399,954)	(467,612)	16.9%	(67,658)	(34,840)
From prior years	(352,492)	(399,954)	13.5%	(47,463)	(29,799)
For the year	(47,463)	(67,658)	42.5%	(20,195)	(5,041)

PEMEX

Consolidated Statements of Cash Flows

	As of Sep. 30,
	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)
Net income before income taxes	463,074	564,878	22.0%	101,804	42,087
Activities related to investing activities:	79,830	80,825	1.2%	996	6,022
Depreciation and amortization	70,422	70,934	0.7%	512	5,285
Impairment of properties, plant and equipment	2,330	3,919	68.2%	1,590	292
Profit sharing in non-consolidated subsidiaries and affiliates	(369)	(1,045)	-183.2%	(676)	(78)
Unsuccessful wells	5,666	4,167	-26.5%	(1,500)	310
Impairment of properties, plant and equipment	1,781	2,850	60.1%	1,070	212
Activities related to financing activities:	10,620	72,797	585.5%	62,177	5,424
Income (loss) from foreign exchange fluctuations	(23,624)	48,892	307.0%	72,516	3,643
Interest income (loss)	34,243	23,904	-30.2%	(10,339)	1,781
	553,524	718,500	29.8%	164,977	53,533
Funds provided by (used in) operating activities:	(453,677)	(584,006)	-28.7%	(130,328)	(43,512)
Financial instruments	2,001	4,980	148.9%	2,980	371
Accounts and notes receivable	(24,489)	(33,870)	-38.3%	(9,381)	(2,524)
Inventories	1,180	(5,836)	-594.5%	(7,016)	(435)
Other assets	(7,958)	(1,916)	75.9%	6,042	(143)
Accounts payable and accrued expenses	3,663	5,369	46.6%	1,707	400
Taxes Payable	(493,266)	(626,771)	-27.1%	(133,506)	(46,698)
Suppliers	(6,151)	14,388	333.9%	20,538	1,072
Reserve for sundry creditors and others	8,023	3,367	-58.0%	(4,656)	251
Contributions and payments for employees benefits	63,523	56,744	-10.7%	(6,780)	4,228
Deferred income taxes	(205)	(461)	-125.0%	(256)	(34)
Net cash flow from operating activities	99,846	134,494	34.7%	34,648	10,021
Investing activities:
Investment in securities	-	(20,784)	-	(20,784)	(1,549)
Acquisition of fixed assets	(125,067)	(104,495)	16.4%	20,572	(7,786)
Net cash flow from investing activities	(125,067)	(125,279)	-0.2%	(212)	(9,334)
Cash needs related to financing activities	(25,221)	9,215	136.5%	34,436	687
Financing activities:
Loans obtained from financial institutions	172,341	105,063	-39.0%	(67,278)	7,828
Interest paid	(34,770)	(23,834)	31.5%	10,937	(1,776)
Principal payments on loans	(136,771)	(99,962)	26.9%	36,809	(7,448)
Increase in equity	0.1	-	-100.0%	(0.1)	-
Net cash flow from financing activities	800	(18,733)	-2441.5%	(19,533)	(1,396)
Net increase in cash and cash equivalents	(24,421)	(9,518)	61.0%	14,903	(709)
Cash and cash equiv. at the beginning of the period	159,760	133,587	-16.4%	(26,173)	9,953
Effect of changes in the value of cash	(1,623)	4,228	360.5%	5,851	315
Cash and cash equivalents at the end of the period	133,716	128,297	-4.1%	(5,419)	9,559

PEMEX Results Report as of September 30, 2011	13 / 15

www.pemex.com

PEMEX

PEMEX

EBITDA Reconciliation

	Third quarter (Jul.-Sep.)					Nine months ending Sep. 30,
	2010	2011	Change		2011	2010	2011	Change		2011
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Net loss	(2,758)	(80,965)	-2835.4%	(78,207)	(6,032)	(21,420)	(67,658)	-215.9%	(46,237)	(5,041)
+ Taxes and duties	158,348	214,003	35.1%	55,654	15,945	484,495	632,536	30.6%	148,041	47,128
- Comprehensive financing result	6,863	(67,202)	-1079.3%	(74,065)	(5,007)	(9,624)	(61,794)	-542.1%	(52,170)	(4,604)
+ Depreciation and amortization	24,651	23,992	-2.7%	(659)	1,788	70,422	70,935	0.7%	512	5,285
+ Net cost for the period of employee benefits	29,413	28,853	-1.9%	(560)	2,150	88,239	86,558	-1.9%	(1,681)	6,449
EBITDA	202,792	253,085	24.8%	50,293	18,856	631,359	784,164	24.2%	152,805	58,425

PEMEX Results Report as of September 30, 2011	14 / 15

www.pemex.com

PEMEX

PEMEX

Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment eliminations	Total
	(Ps. MM)
Nine months ending Sep. 30, 2011
Total sales	914,066	515,509	154,287	32,847	896,857	(1,375,421)	1,138,146
External clients	-	458,967	95,879	22,021	557,200	-	1,134,066
Intersegment	914,066	53,806	58,408	10,826	337,598	(1,374,706)	-
Revenues from services	-	2,736	-	-	2,059	(716)	4,080
Depreciation and amortization	60,411	6,725	2,461	889	449	-	70,935
Cost of the reserve for employee benefits	29,215	27,802	6,375	7,383	15,784	-	86,558
Gross income (loss)	732,735	(166,191)	7,467	(1,391)	42,235	(34,859)	579,995
Operating income (loss)	710,586	(202,159)	(857)	(9,184)	7,580	219	506,185
Comprehensive financing result	(47,405)	(16,121)	2,593	(582)	(165)	(114)	(61,794)
Taxes and duties	626,862	-	1,035	9	4,631	-	632,536
Net income (loss)	32,908	(96,334)	1,166	(9,475)	(62,100)	66,177	(67,658)

As of Sep. 30, 2011
Total assets	1,634,401	599,569	145,610	109,554	1,960,401	(2,977,440)	1,472,095
Current assets	819,419	390,619	102,829	90,207	1,003,128	(2,063,968)	342,234
Fixed assets	811,209	208,322	41,225	18,544	9,524	-	1,088,823
Acquisition of fixed assets	88,590	13,621	1,385	1,793	214	-	105,603
Total liabilities	1,317,653	710,077	93,917	90,923	2,091,412	(2,654,550)	1,649,432
Current liabilities	449,599	428,685	25,443	23,348	1,376,078	(2,054,400)	248,754
Reserve for employee benefits	247,839	243,607	60,159	66,852	99,652	-	718,109
Equity	316,748	(110,508)	51,693	18,630	(131,011)	(322,890)	(177,338)

Nine months ending Sep. 30, 2010
Total sales	727,628	449,172	151,689	31,239	678,961	(1,099,673)	939,017
External clients	-	394,386	94,803	18,516	427,116	-	934,822
Intersegment	727,628	52,088	56,886	12,723	249,630	(1,098,956)	-
Revenues from services	-	2,698	-	-	2,215	(718)	4,195
Depreciation and amortization	59,796	6,642	2,650	855	478	-	70,422
Cost of the reserve for employee benefits	29,712	30,025	6,102	8,261	14,140	-	88,239
Gross income (loss)	556,845	(78,624)	9,544	(3,773)	37,829	(33,433)	488,389
Operating income (loss)	532,117	(114,451)	1,221	(11,558)	6,476	(295)	413,510
Comprehensive financing result	(20,310)	(8,139)	2,007	(409)	17,231	(3)	(9,624)
Taxes and duties	477,081	2,802	1,077	217	3,318	-	484,495
Net income (loss)	33,158	(66,992)	3,242	(12,398)	(17,639)	39,209	(21,420)

As of December 31, 2010
Total assets	1,539,311	524,632	145,066	89,541	1,818,445	(2,724,280)	1,392,715
Current assets	746,362	322,293	100,421	70,588	917,048	(1,843,282)	313,429
Investment in securities	753	157	1,983	-	333,014	(324,791)	11,116
Fixed assets	789,474	201,827	42,383	17,794	9,911	-	1,061,388
Acquisition of fixed assets	176,348	24,586	3,631	2,217	1,240	-	208,023
Total liabilities	1,249,248	587,355	94,353	80,046	1,894,981	(2,399,485)	1,506,499
Current liabilities	433,339	323,872	29,850	17,323	1,234,287	(1,831,418)	207,254
Reserve for employee benefits	228,030	225,324	55,741	62,105	90,165	-	661,365
Equity	290,063	(62,723)	50,713	9,495	(76,536)	(324,795)	(113,783)

Investor Relations

(+52 55) 1944 - 9700

ri@pemex.com

  @PEMEX_RI

PEMEX Results Report as of September 30, 2011	15 / 15

www.pemex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ ARTURO DELPECH DEL ÁNGEL
	Name:	Arturo Delpech del Ángel
	Title:	Associate Managing Director of Finance

Date: December 23, 2011

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.